Exhibit 5.1

November 23, 2005

Mercury Computer Systems, Inc.

199 Riverneck Road

Chelmsford, Massachusetts 01824-2820

Re:	Securities Being Registered Under Registration Statement on Form S-8

Ladies and Gentlemen:

This opinion is furnished to you in connection with your filing of a Registration Statement on Form S-8 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to an aggregate of 1,942,264 shares (the “Shares”) of common stock, par value $0.01 per share, of Mercury Computer Systems, Inc., a Massachusetts corporation (the “Company”), that may be issued pursuant to the Company’s 2005 Stock Incentive Plan (the “2005 Plan”).

For purposes of the opinion expressed below, we have reviewed such documents and conducted such investigation as we deemed appropriate. For certain matters of fact, we have relied on certificates or telephonic confirmations of public officials and certificates and statements of officers or representatives of the Company. We have not independently established the facts so relied on.

The opinion expressed below is limited to the laws of the Commonwealth of Massachusetts.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the 2005 Plan and any agreement thereunder, will be validly issued, fully paid and nonassessable.

We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations thereunder.

Very truly yours,

/s/    GOODWIN PROCTER LLP

GOODWIN PROCTER LLP